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                         September 7, 2022

       Ben Kohn
       Chief Executive Officer
       PLBY Group, Inc.
       10960 Wilshire Blvd., Suite 2200
       Los Angeles, CA 90024

                                                        Re: PLBY Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267273

       Dear Mr. Kohn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              P. Michelle Gasaway